Exhibit 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth, for each of the periods presented, our ratio of earnings to fixed charges and the related coverage deficiency. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

(In thousands)	Nine Months Ended September 30, 2016	Years Ended December 31,
		2015	2014	2013	2012	2011
Net loss	$(55,019)	$(83,189)	$(66,742)	$(29,636)	$(15,087)	$(21,564)
Ratio of earnings to fixed charges(1), (2)	N/A	N/A	N/A	N/A	N/A	N/A
Coverage deficiency	$(55,019)	$(83,189)	$(66,742)	$(29,636)	$(15,087)	$(21,564)

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges include interest expense and the estimated interest component of rental expense.
(2)	We did not record earnings for the nine months ended September 30, 2016 or for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.